Simpson Thacher & Bartlett LLP
900 G STREET, N.W. WASHINGTON, D.C. 20001
TELEPHONE: +1-202-636-5500 FACSIMILE: +202-636-5502
Direct Dial Number (202) 636-5592	E-mail Address steven.grigoriou@stblaw.com

May 19, 2020
Via EDGAR
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Apollo Investment Corporation – Registration Statement on Form N-2
Dear Sir/Madam:

On behalf of Apollo Investment Corporation (the “Company”), we hereby respectfully request that the staff of the Securities and Exchange Commission (the “Commission”) afford the Company’s registration statement on Form N-2, filed with the Commission on May 19, 2020 (the “Registration Statement”), a selective review in accordance with Securities Act Release No. 6510 (February 15, 1984).

The disclosure contained in the Registration Statement contains no material changes from the disclosure included in (i) the Company’s registration statement on Form N-2 (File No. 333-223567) initially filed with the Commission on March 12, 2018 and amended by the filing on October 10, 2018, except to the extent that the company has incorporated by reference certain portions of the Registration Statement pursuant to the Small Business Credit Availability Act and except for the updating of financial information and certain other data, and (ii) the Company’s registration statement on Form N-2 (File No. 333-236675) filed with the Commission on February 26, 2020.

If you have any questions or comments regarding the Registration Statement, please do not hesitate to contact me at (202) 636-5592.

Very truly yours,
/s/ Steven Grigoriou
Steven Grigoriou